

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 15, 2018

Jeffrey R. Gardner
President and Chief Executive Officer
Monitronics International, Inc.
1 Generic Corporation Road
Washington, D.C. 20549

      Re: **Monitronics International, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2016
                Filed March 13, 2017
                File No. 333-110025

Dear Mr. Gardner:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Robert S. Littlepage, for

                    Larry Spirgel
                    Assistant Director
                    AD Office 11 – Telecommunications